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              FORM OF NOTICE OF FILING PETITION FOR REORGANIZATION
                   SENT TO HOLDERS OF ELCOA'S DEBT SECURITIES


Dear Certificate Holder,

    On Friday August 8, 1997, in order to protect the viability of the Company, the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

    The proceedings were filed in the U.S. Bankruptcy Court for the Eastern District of Pennsylvania.

    The Company is confident that with the cooperation of all interested parties, the Company believes that it will complete a satisfactory reorganization of its financial affairs.

    You will be sent notice from the Clerk of the U.S. Bankruptcy Court within the next several weeks.

    We apologize for any inconvenience the Company has caused you. With your cooperation, we anticipate a satisfactory conclusion to these proceedings.

Very truly yours,



William Shapiro, President
For:  Equipment Leasing Corporation of America